(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMPCO Technologies, Inc.
Full Name of Registrant

AirSensors, Inc.
Former Name if Applicable

16804 Gridley Place
Address of Principal Executive Office (Street and Number)

Cerritos, CA 90703
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s management is conducting a thorough assessment of the appropriate accounting treatment for certain awards under the Company’s equity compensation plans in the light of certain events that occurred during the quarter ended March 31, 2005. The outcome of this assessment may have a material effect on the Company’s results of operations for the first quarter of 2005 reported in its condensed consolidated financial statements included in the quarterly report on Form 10-Q for the quarter ended March 31, 2005 (the “Form 10-Q”). In addition, during the period following the end of the reporting period, the Company has dedicated substantial resources to (a) the filing of the Company’s annual report on Form 10-K for the year ended December 31, 2004, which also entailed a thorough review by its new management team of the valuation of the Company’s intangible assets and the evaluation and testing of its internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and (b) the management transition and the completion of the BRC acquisition on March 31, 2005, which also entailed the consolidation of BRC’s balance sheet, but not its statements of operations and cash flows, into the Company’s results of operations for the first quarter of 2005. Accordingly, the Company cannot file the Form 10-Q within the prescribed period without unreasonable effort or expense. The Company anticipates that it will be able to file the Form 10-Q by May 16, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marcus Williams	206	628-7710
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon currently available information, revenues for the quarter ended March 31, 2005 declined by approximately $3.6 million from $28.6 million in the first quarter of 2004 to $25.0 million, and management estimates that the Company will recognize an operating loss and a net loss for the first quarter of 2005, rather than operating income and net income for the comparable period of 2004. Given that the Company’s acquisition of B.R.C., S.r.l. (“BRC”) was completed on March 31, 2005, management anticipates that the Company will consolidate BRC’s balance sheet, but not its statements of operations and cash flows, into the Company’s results of operations. For the reasons set forth in response to Part III above, the Company is not currently in a position to provide additional quantitative information about anticipated changes in results of operations.

IMPCO Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2005	By:	/s/ Mariano Costamagna
Mariano Costamagna Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.